

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

Via E-Mail
Barry Hollander
Chief Financial Officer
Techs Loanstar, Inc.
319 Clemantis Street, Suite 703
West Palm Beach, FL 33401

> **Re: Techs Loanstar, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed June 17, 2011**
> **Form 10-Q/A for Quarter Ended January 31, 2011**
> **Filed June 20, 2011**
> **File No. 333-143630**

Dear Mr. Hollander:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010 filed June 17, 2011

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the second paragraph of the accountants' report revised in response to our comment still refers to "the schedule of accounts receivable" instead of the financial statements. Please revise as appropriate.

2.   We noted that your audit report has not been modified for the restatements to the financial statements. Please revise as appropriate. Refer to AU Section 420.12.

Evaluation of Disclosure Controls and Procedures, page 16

3.   We note that the disclosure required by Item 307 of Regulation S-K included in response to our comment states that the disclosure controls and procedures were effective as of April 30, 2010. We also note the disclosure in your subsequent amended Forms 10-Q states that the disclosure controls and procedures were not effective due to the fact that the material weaknesses in the Company's internal control over financial reporting described in the Company's Annual Report on Form 10-K/A for the fiscal year ended April 30, 2010, had not been remediated. Further, we note that material weaknesses disclosed in your management's annual report on internal control over financial reporting (Item 308 of Regulation S-K) include the ineffectiveness to detect the inappropriate application of US GAAP rules, ineffective controls over period end financial disclosure and reporting processes, and could result in material misstatement in your financial statements in future periods. Please amend your Form 10-K/A to state that your disclosure controls and procedures are ineffective as of April 30, 2010 based on your disclosed deficiencies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief